July 12, 2019

Eric Fitzgerald
Acting Chief Financial Officer
Aedan Financial Corp.
1390 Market Street, Suite 200
San Francisco, CA 94102

       Re: Aedan Financial Corp
           Form 10-K for the Year Ended December 31, 2018
           Filed March 20, 2019
           File No. 000-55807

Dear Mr. Fitzgerald:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-2

1. We note that you have included management's report on internal control over financial reporting on page 18. Given that your auditor was not engaged to perform an audit of management's assessment of the effectiveness of internal control over financial reporting, please make arrangements with your auditor to have them revise their audit report to include the language set forth in AU 3105.59 and 3105.60. The revised audit report should be included in an amendment to the Form 10-K. We remind you that your amended filing should include updated certifications that are currently dated and make reference to the Form 10-K/A.
 Eric Fitzgerald
FirstName LastNameEric Fitzgerald
Aedan Financial Corp.
Comapany NameAedan Financial Corp.
July 12, 2019
Page 2
July 12, 2019 Page 2
FirstName LastName
Item 9A. Controls and Procedures, page 17

2. You disclose on page 17 that your disclosure controls and procedures were effective as of
         December 31, 2018; however, on page 18 you disclose that your disclosure controls and procedures were ineffective. Please revise your disclosure in an amendment to the Form
         10-K to reconcile these disclosures as appropriate.
3. On page 18, you disclose that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2019. Please revise your disclosure in an amendment to the Form 10-K to state, if true, that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or SiSi Cheng at 202-551-5004 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing and
                                                              Construction